UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

(§240.13e-100)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

SL INDUSTRIES, INC.
(Name of the Issuer)

HANDY & HARMAN LTD.

HANDY & HARMAN GROUP LTD.

SLI ACQUISITION CO.

STEEL PARTNERS HOLDINGS L.P.

STEEL PARTNERS HOLDINGS GP INC.

DGT HOLDINGS CORP.
WARREN G. LICHTENSTEIN

SL INDUSTRIES, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.20 PER SHARE
(Title of Class of Securities)

784413106

(CUSIP Number of Class of Securities)

Jack L. Howard	William T. Fejes
Steel Partners Holdings L.P.	SL Industries, Inc.
590 Madison Avenue, 32nd Floor	520 Fellowship Road, Suite A114
New York, New York 10022	Mount Laurel, New Jersey 08054
(212) 520-2300	(856) 727-1500

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

COPIES TO:

Steve Wolosky, Esq.	Alan Perkins, Esq.
Olshan Frome Wolosky LLP	Evan Stone, Esq.
1325 Avenue of the Americas	Gardere Wynne Sewell LLP
New York, New York 10019	3000 Thanksgiving Tower
(212) 451-2300	1601 Elm Street, 26th Floor
Dallas, Texas 75201-4761
(214) 999-3000

This statement is filed in connection with (check the appropriate box):

a.             ☐             The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.             ☐             The filing of a registration statement under the Securities Act of 1933.

c.             ☒            A tender offer.

d.             ☐             None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$163,244,295.00	$16,438.70

*                                          Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.20 per share, of SL Industries Inc. (the “Company”), at a purchase price of $40.00 per share in cash, without interest thereon and subject to any required tax withholding. The underlying value of the transaction was calculated based on the sum of: (i) 3,969,560 issued and outstanding shares of common stock of the Company, multiplied by $40.00 per share; (ii) 125,890 shares of common stock of the Company underlying outstanding options with an exercise price that is less than $40.00 per share, multiplied by $16.77 per share (which is equal to the difference between $40.00 and $23.23, the weighted average exercise price of such options); (iii) 43,768 shares of common stock of the Company underlying outstanding restricted stock units, multiplied by $40.00 per share; and (iv) 15,000 restricted shares of common stock of the Company, multiplied by $40.00 per share. The foregoing numbers of shares of common stock, options, restricted stock units and restricted shares of common stock have been provided by the issuer to the offeror and are as of the close of business on April 19, 2016, the most recent practicable date. The filing fee was determined by multiplying 0.0001007 by the proposed maximum aggregate value of the transaction of $163,244,295.

**                                    The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the transaction valuation by 0.0001007.

☒                                    Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid: $16,438.70	Filing Party: Handy & Harman Ltd., Handy & Harman Group Ltd., SLI Acquisition Co., Steel Partners Holdings L.P., Steel Partners Holdings GP Inc., DGT Holdings Corp. and Warren G. Lichtenstein

Form or Registration No.: Schedule TO	Date Filed: April 21, 2016

This Amendment No. 3 (this “Final Amendment”) amends and supplements the Schedule 13E-3 Transaction Statement, filed with the Securities and Exchange Commission (the “SEC”) on April 21, 2016 (as amended or supplemented from time to time, the “Schedule 13E-3”), by Handy & Harman Ltd., a Delaware corporation (“Parent”), Handy & Harman Group Ltd., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), SLI Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Purchaser (“Acquisition Sub”), and SL Industries, Inc., a Delaware corporation (the “Company”), relating to the offer by Parent, Purchaser and Acquisition Sub, disclosed in a Tender Offer Statement under cover of Schedule TO filed with the SEC on April 21, 2016, as amended and supplemented from time to time, to purchase all of the Company’s issued and outstanding Shares, upon the terms and subject to the conditions set forth in the offer to purchase filed with the SEC on April 21, 2016 (as amended and supplemented from time to time, the “Offer to Purchase”). Unless otherwise defined herein, capitalized terms used in this Schedule 13E-3 shall have the meanings given to them in the Offer to Purchase.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to report the results of the transaction that is the subject of this Schedule 13E-3. Except as otherwise set forth below, the information set forth in the Schedule 13E-3 remains unchanged. This Amendment is being filed to reflect certain updates as reflected below.

Item 15. Additional Information

Item 15 of the Schedule 13E-3 is hereby amended and supplemented to include the following:

“At 5:00 p.m., New York City time, on May 31, 2016 (the “Expiration Date”), the Offer expired as scheduled. Acquisition Sub was advised by American Stock Transfer & Trust Company, LLC, the depositary for the Offer, that as of the Expiration Date, a total of 3,358,701 Shares were validly tendered into and not validly withdrawn from the Offer, representing approximately 84.6% of the currently outstanding Shares and approximately 79.3% of the outstanding Shares not owned by Parent or any of its affiliates. The number of Shares tendered into the Offer satisfies the Minimum Tender Condition and the Super-Majority of the Minority Tender Condition. All conditions to the Offer having been satisfied, Acquisition Sub accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not withdrawn from the Offer.

On June 1, 2016, pursuant to the terms of the Merger Agreement, Acquisition Sub merged with and into the Company, with the Company continuing as the surviving corporation. The Merger was effected without a vote or meeting of the Company’s stockholders pursuant to Section 251(h) of the DGCL.  At the Effective Time, each Share then outstanding was converted into the right to receive the Offer Price, without interest, less any applicable withholding of taxes, except for (i) Shares then held by Company as treasury stock, (ii) Shares owned by Parent, AcquisitionCo or Acquisition Sub (including the Shares accepted by Acquisition Sub in the Offer) and (iii) Shares held by any stockholders who properly demanded appraisal of such Shares pursuant to Section 262 of the DGCL in connection with the Merger as described above in Item 4 under the heading “Appraisal Rights.” All Company equity awards (that is, stock options, restricted stock units and restricted stock) outstanding at the Effective Time of the Merger, whether vested or unvested or exercisable or unexercisable, were cancelled and converted into the right to receive an amount in cash (without interest and less any applicable tax withholdings) equal to the product of the Offer Price (or in the case of stock options, the Offer Price less the applicable exercise price) and the number of Shares subject to the award or issuable upon exercise thereof immediately prior to the Effective Time of the Merger.

On June 1, 2016, the Company became a wholly-owned subsidiary of AcquisitionCo. In connection with the closing of the Merger, the Company notified the NYSE MKT that the Merger had been consummated and requested that the trading of Shares on the NYSE MKT be suspended as of the close of business on such date and that the listing of the Shares on the NYSE MKT be withdrawn. In addition, the Company requested that the NYSE MKT file with the SEC a notification on Form 25 to report the delisting of the Shares from the NYSE MKT and to deregister the Shares under Section 12(b) of the Exchange Act. The Company also intends to file with the SEC a Form 15 requesting that the Company’s reporting obligations under Section 13 and 15(d) of the Exchange Act be suspended.

On June 1, 2016, Parent issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. The full text of the press release is included as Exhibit (a)(5)(ii) and is incorporated herein by reference.”

Item 16.                 Exhibits

Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following exhibit:

EXHIBIT NO.	DESCRIPTION

(a)(5)(ii)	Press Release issued June 1, 2016 (incorporated by reference to Exhibit (a)(5)(D) to Schedule TO-T/A filed by Handy & Harman Ltd. on June 1, 2016).

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 1, 2016

HANDY & HARMAN LTD.

By:	/s/ Douglas B. Woodworth
	Name:	Douglas B. Woodworth
	Title:	Chief Financial Officer

HANDY & HARMAN GROUP LTD.

By:	/s/ Douglas B. Woodworth
	Name:	Douglas B. Woodworth
	Title:	Senior Vice President

SLI ACQUISITION CO.

By:	/s/ Douglas B. Woodworth
	Name:	Douglas B. Woodworth
	Title:	Chief Financial Officer

STEEL PARTNERS HOLDINGS L.P.

By:	Steel Partners Holdings GP Inc.
General Partner

By:	/s/ Douglas B. Woodworth
	Name:	Douglas B. Woodworth
	Title:	Chief Financial Officer

STEEL PARTNERS HOLDINGS GP INC.

By:	/s/ Douglas B. Woodworth
	Name:	Douglas B. Woodworth
	Title:	Chief Financial Officer

DGT HOLDINGS CORP.

By:	/s/ Douglas B. Woodworth
	Name:	Douglas B. Woodworth
	Title:	Chief Financial Officer

/s/ Warren G. Lichtenstein
WARREN G. LICHTENSTEIN

SL INDUSTRIES, INC.

By:	/s/ William T. Fejes, Jr.
	Name:	William T. Fejes, Jr.
	Title:	President and Chief Executive Officer